
03025276

**FORM 11-K**


SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2003
WASH, D.C.
161
SECTION

**[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

**OR**

**[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-00035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

The Middle River Aircraft Systems Salaried Savings Plan
GE Aircraft Engines, General Electric Company
One Neumann Way, Mail Drop J-110
Cincinnati, OH 45215-6301

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Middle River Aircraft Systems Salaried Savings Plan

By: Alice F. Guillott

Name: Alice F. Guillott
Title: Committee Member, Benefits Committee for Certain GE Affiliated Plans

Date: 6/27/2003

## Exhibit Index

| Exhibit No. | Exhibit |
| --- | --- |
| 23 | Consent of Independent Auditors |
| 24 | Financial Report |



345 Park Avenue
New York, NY 10154

Exhibit 23

**The Middle River Aircraft Systems Salaried Savings Plan**

**Consent of Independent Auditors**

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-42695) of the General Electric Company of our report dated June 25, 2003, relating to the statements of net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan as of December 31, 2002 and 2001 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2002 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of The Middle River Aircraft Systems Salaried Savings Plan.

KPMG LLP

New York, New York
June 26, 2003



# THE MIDDLE RIVER AIRCRAFT SYSTEMS SALARIED SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

**THE MIDDLE RIVER AIRCRAFT SYSTEMS SALARIED SAVINGS PLAN**

Financial Statement and Supplemental Schedule

December 31, 2002 and 2001

## Index



* Schedules required by Form 5500 which are not applicable have not been included.



345 Park Avenue
New York, NY 10154

## Independent Auditors' Report

To the Plan Administrator and Participants of
The Middle River Aircraft Systems Salaried Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) – December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York

June 25, 2003



**THE MIDDLE RIVER AIRCRAFT SYSTEMS**
**SALARIED SAVINGS PLAN**

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| Assets: | | |
| Investments, at fair value : | | |
| Plan interest in Master Trust (note 3) | $ 19,564,791 | 23,633,552 |
| Participant loans | 433,801 | 516,663 |
| Total investments | 19,998,592 | 24,150,215 |
| Receivables: | | |
| Participant contributions | 35,133 | 70,416 |
| Employer contributions | 11,703 | 23,421 |
| Total receivables | 46,836 | 93,837 |
| Net assets available for plan benefits | $ 20,045,428 | 24,244,052 |

See accompanying notes to financial statements.

**THE MIDDLE RIVER AIRCRAFT SYSTEMS**
**SALARIED SAVINGS PLAN**

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2002

| | |
|---|---|
| Additions to (deductions) from net assets attributed to: | |
| Investment (loss) income: | |
| Plan interest in Master Trust investment loss (note 3) | $ (5,692,990) |
| Interest income | 41,489 |
| Total investment loss | (5,651,501) |
| Contributions: | |
| Participant | 1,738,378 |
| Employer | 583,053 |
| Rollovers | 19,122 |
| Total contributions | 2,340,553 |
| Benefits paid to participants | (886,776) |
| Administrative expenses | (900) |
| Net decrease | (4,198,624) |
| Net assets available for plan benefits at: | |
| Beginning of year | 24,244,052 |
| End of year | $ 20,045,428 |

See accompanying notes to financial statements.

**THE MIDDLE RIVER AIRCRAFT SYSTEMS**
**SALARIED SAVINGS PLAN**

Notes to Financial Statements

December 31, 2002 and 2001

## (1) Description of the Plan

The following brief description of The Middle River Aircraft Systems Salaried Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

### *General*

The Plan is sponsored by The Middle River Aircraft Systems (the Company), a division of General Electric Aircraft Engines (GEAE) whose ultimate parent is General Electric Company (GE). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

### *Eligibility*

Employees not covered by collective bargaining agreements are generally eligible for participation in the Plan immediately upon employment with the Company.

### *Contributions*

Subject to limitations imposed by law, participants may elect to contribute up to 17% of their eligible compensation, 16% of which can be on a pre-tax basis. The Company matches 50% of participant contributions up to 7% of eligible compensation.

### *Investments*

The Plan's investments are held in a Master Trust. Participants are permitted to allocate their account balances and contributions in investment options currently available from the Master Trust, in increments of 5% or more of the following investment options.

**GE Common Stock Fund** – This fund primarily invests in GE common stock, with a small portion of the fund held in cash or other short-term investments to provide liquidity.

**GE Stable Income Fund** – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities through investment in a collective investment fund maintained by State Street Bank and Trust Company for the investment of assets of employee benefit plans qualified under the Internal Revenue Code.

**GE Fixed Income Fund** – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

**GE Strategic Investment Fund** – This fund is composed principally of U.S. and foreign stocks and bonds. The fund's objective is to maximize current income and preserve capital.

**State Street Global Advisors (SSGA) S&P 500 Index Fund** – This fund invests in all 500 stocks that make up the S&P 500 Index in proportion to their weighting in the Index. This fund seeks long-term capital appreciation.

**Investment Company of America Fund** – This fund invests in well-established blue-chip companies in the U.S. as well as foreign markets. The fund seeks long-term growth of capital and income.

**GE U.S. Equity Fund** – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

**New Perspective Fund** – This fund is classified as a global stock fund composed principally of U.S. and foreign stocks. The objective is long-term growth of capital.

**American Century Growth Fund** – This fund is a growth fund that invests in larger companies with accelerating earnings and revenues.

*Participant Loans*

Participants may borrow from their accounts a minimum of $500 up to maximum equal to the lesser of $50,000 or 50% of their account balance. There is a $50 charge for each loan. Loan transactions are treated as transfers between the respective investment funds within the Master Trust and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the plan administrator and the borrower, but such period may not exceed 4.5 years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct, or substantially rehabilitate a principal residence, for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Principal and interest are paid ratably through payroll deductions.

*Participant Accounts*

Each participant's account is credited with the participant's contributions, employer matching contributions and earnings thereon. Investment income is reinvested in the same fund in which it is earned. Allocations to each participant's account are based on the proportion of the participant's account to total Plan participants' account balances.

*Vesting*

Participants are immediately fully vested in their contributions to the Plan, any Company contributions and the earnings thereon.

*Payment of Benefits*

Subject to certain limitations, a participant may withdraw all or a portion of his or her after-tax supplemental contributions, including earnings thereon, by applying to the Plan Committee. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age



(Continued)

59-1/2. No amounts attributable to matching employer contributions may be withdrawn while a participant is employed by the Company prior to age 70-1/2. In the case of hardship, a participant may elect to withdraw all or a portion of pre-tax contributions, excluding earnings thereon; after-tax contributions; and rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans.

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, in annual installments.

## (2) Summary of Significant Accounting Policies

### *Basis of Presentation*

The financial statements of the Plan are prepared using the accrual method of accounting.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of financial statements. Actual results could differ from those estimates.

### *Investment Valuation and Income Recognition*

The Plan's investments are held in the Master Trust. The following are the investment valuation and income recognition policies of the Master Trust.

The Master Trust's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. Shares of pooled investment funds are stated at fair value which represent the net asset value of shares held by the Master Trust as reported by the investment manager of the fund. GE Common Stock traded on the New York Stock Exchange is valued at the current market price on the last business day of the Plan's year end.

Short term investments and participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

### *Payment of Benefits*

Benefit payments are recorded when paid to participants.

### *Expenses*

Certain expenses related to the administration of the Plan are paid by the Company.



(Continued)

## (3) Interest in Master Trust

Effective January 1, 1998, the Company formed the Master Trust in accordance with a master trust agreement with State Street Bank & Trust Company.

Use of a master trust permits the commingling of various investments that fund company-sponsored defined contribution plans for investment and administrative purposes. Although assets are commingled in the Master Trust, CitiStreet LLC maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust.

The following represents the 2002 and 2001 financial information regarding the net assets and investment income of the Master Trust.

| | | 2002 | 2001 |
|---|---|---|---|
| General Electric Company common stock, at fair value | $ | 9,787,239 | 15,300,219 |
| Mutual funds, at fair value | | 9,262,658 | 8,705,317 |
| Pooled investment fund, at fair value | | 4,022,216 | 3,547,365 |
| Short-term investments, at fair value | | 208,482 | 305,958 |
| Accrued interest and dividends | | 79,997 | 73,963 |
| Receivable for investments sold | | — | 36,611 |
| | $ | 23,360,592 | 27,969,433 |
| Plan's interest in Master Trust | $ | 19,564,791 | 23,633,552 |
| Plan's percentage ownership in Master Trust | | 83.75% | 84.50% |

The Plan offers a number of investment options including GE common stock and a variety of investment funds, some of which are mutual funds and a pooled investment fund. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.



(Continued)

Investment income (loss) from the Master Trust for the year ended December 31, 2002 is summarized as follows:

| | | |
|---|---|---|
| Net depreciation in the fair value of investments: | | |
| GE Company common stock | $ | (6,154,535) |
| Mutual funds | | (1,359,499) |
| Pooled investment fund | | 174,252 |
| | | (7,339,782) |
| Interest | | 2,589 |
| Dividends | | 513,484 |
| Total investment loss of Master Trust | $ | (6,823,709) |
| Plan's interest in investment loss of Master Trust | $ | (5,692,990) |

**(4) Plan Termination**

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or partial termination, participants and beneficiaries of the Plan become fully vested in their account balances.

**(5) Income Tax Status**

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated April 28, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan management and tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

**(6) Related Party Transactions (Parties in Interest)**

The record keeping functions for the underlying investments held by the Plan are performed by CitiStreet LLC (a State Street Bank and CitiGroup) which is party to a joint services agreement with GE Retirement Services, Inc. (GERS). GERS is an indirect wholly owned subsidiary of General Electric Company (GE) and an affiliate of the Plan sponsor.

Certain investments of the Master Trust are shares of mutual funds advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors (GEID), affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Master Trust. Certain investments of the Master Trust are shares of a pooled investment fund managed and valued by State Street Bank and Trust Company. State Street Bank and Trust Company is also the custodian of the Plan. Another investment in the Master Trust is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Plan sponsor as defined by the Plan.



(Continued)

Certain fees paid to related parties for services to the Plan were paid by the Plan sponsor. Alternately, mutual fund and pooled investment fund operation expenses come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

**Supplemental Schedule**

**THE MIDDLE RIVER AIRCRAFT SYSTEMS SALARIED SAVINGS PLAN**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

| Identity of issue | Description of investment | Current value |
|---|---|---|
| * Participants loans | 69 loans to participants with interest rates of 5.25% to 10.50% | $ 433,801 |

* Party in interest as defined by ERISA.

See accompanying independent auditors' report.